SIDLEY AUSTIN LLP ONE SOUTH DEARBORN CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON FOUNDED 1866	LOS ANGELES NEW YORK SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

June 11, 2008

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Melissa Duru
Division of Corporate Finance

Re:	Cable Holdco, Inc.
Amendment No. 2 to Registration Statement on Form S-4 and Form S-1
Filed June 11, 2008
File No. 333-150212

Ladies and Gentlemen:

On behalf of Cable Holdco, Inc. (the “Company”), we are writing in response to the comments contained in the Staff’s comment letter dated June 6, 2008 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-4 and Form S-1, File No. 333-150212 (the “S-4/S-1”), and the prospectus—offer to exchange included therein (the “Prospectus—Offer to Exchange”).

On the date hereof, the Company has filed Amendment No. 2 to the S-4/S-1 with the Securities and Exchange Commission incorporating the revisions described herein. For the convenience of the Staff’s review, the Company has set forth the text of the comments contained in the Comment Letter followed in each case by the response of the Company.

General

1.	Please file all remaining exhibits, such as the legality opinions as promptly as practicable. Please be advised that we will need sufficient time to review such exhibits.

RESPONSE: The Company has filed all remaining exhibits with this Amendment No. 2.

2.	We note your response to prior comment 3 and reissue the comment. Given the structure of the proposed transaction, it would appear that Kraft is engaged as a participant in the

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

June 11, 2008

distribution both with respect to the exchange offer and debt securities’ placement. Please provide a more detailed analysis that addresses why Section 2(a)(11) is inapplicable. We may have further comment.

RESPONSE: While the Company continues to respectfully disagree that Kraft is engaged as a participant in a distribution within the meaning of Section 2(a)(11), in the interest of time in completing the transactions contemplated by the S-4/S-1, the Company has revised the Prospectus—Offer to Exchange to reflect that Kraft may be deemed an “underwriter” within the meaning of Section 2(a)(11). See page 99.

If you have any questions regarding the foregoing or Amendment No. 2 to the S-4/S-1, please contact Lisa J. Reategui at (312) 853-7833 or the undersigned at (312) 853-4348.

Very truly yours,

/s/ Robert L. Verigan
Robert L. Verigan

cc:	Carol J. Ward, Cable Holdco, Inc.
Lisa J. Reategui, Sidley Austin LLP
Faiza J. Saeed, Cravath, Swaine & Moore LLP
Christopher Harrison, Cravath, Swaine & Moore LLP